UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[☒] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2022

or

[☐] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission File Number: 001-41118

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

Garmin International, Inc. Retirement Plan

c/o Garmin International, Inc.

1200 East 151st Street

Olathe, KS 66062

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Garmin Ltd.

Mühlentalstrasse 2

8200 Schaffhausen

Switzerland

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

Garmin International, Inc. Retirement Plan

Years Ended December 31, 2022 and 2021

With Independent Auditors’ Report

i

Garmin International, Inc.

Retirement Plan

Financial Statements and

Supplementary Information

Years Ended December 31, 2022 and 2021

i

Report Of Independent

Registered Public Accounting Firm

Garmin Retirement Plan Committee and Plan Participants

Garmin International, Inc. Retirement Plan

Olathe, Kansas

Opinion On The Financial Statements

We have audited the accompanying statements of net assets available for benefits of Garmin International, Inc. Retirement Plan (the Plan) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis For Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ RubinBrown LLP

We have served as the Plan's auditor since 2014.

St. Louis, Missouri

June 27, 2023

GARMIN INTERNATIONAL, INC. RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2022 and 2021

	2022	2021
Assets
Cash held in self-directed brokerage accounts	$8,228,759	$7,402,215

Investments at fair value:
Mutual funds	91,538,858	103,021,327
Common/collective trusts	1,223,555,333	1,407,990,228
Self-directed brokerage accounts	49,510,007	59,835,913
Garmin Ltd. common stock	38,941,123	57,109,283
	1,403,545,321	1,627,956,751

Receivables:
Notes receivable from participants	9,184,532	8,989,193

Net assets available for benefits	$1,420,958,612	$1,644,348,159

See accompanying notes to financial statements.

GARMIN INTERNATIONAL, INC. RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2022 and 2021

	2022	2021
Additions
Contributions:
Participant	$59,690,593	$53,244,654
Employer	65,252,103	58,066,973
Rollover	6,780,904	8,734,922
Total additions	131,723,600	120,046,549

Deductions
Benefits paid to participants	51,058,321	58,678,113
Fees	574,802	535,646
Total deductions	51,633,123	59,213,759

Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	(312,913,452)	209,063,973
Dividends and interest from investments	9,032,587	9,633,055
Net investment (loss) income	(303,880,865)	218,697,028

Interest on notes receivable from participants	400,841	428,283

Net (decrease) increase before transfers in	(223,389,547)	279,958,101

Transfers into the Plan	-	2,016,148

Net (decrease) increase	(223,389,547)	281,974,249

Net assets available for benefits - Beginning of year	1,644,348,159	1,362,373,910

Net assets available for benefits - End of year	$1,420,958,612	$1,644,348,159

See accompanying notes to financial statements.

GARMIN INTERNATIONAL, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The Garmin International, Inc. Retirement Plan (the Plan or Garmin Plan) is a contributory defined contribution plan available to employees of Garmin International, Inc. (the Company or Plan Sponsor), a wholly owned subsidiary of Garmin Ltd. The adopting employers of the Plan are Garmin AT, Inc., Garmin USA, Inc., Navionics, Inc., AeroData, Inc., and AeroNavData, Inc. (Employers). Garmin Ltd. and international subsidiary employees are excluded from participating in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan is administered by the Garmin International, Inc. Retirement Plan Committee (the Committee). The Committee has overall responsibility for the operation and administration of the Plan. The Committee determines the Plan’s investment offerings, monitors investment performance and reports annually to the Compensation Committee of the Board of Directors of Garmin Ltd.

There are no age or service requirements to participate in the Plan. Employees may make deferral contributions and receive the Company match and base contributions on the first day of the payroll period that follows their hire date. Associates in the internship program are excluded from participating in the Plan.

Eligible employees may contribute up to 50% of their annual compensation subject to Internal Revenue Service (IRS) maximum limitations. Participants are allowed to designate contributions as traditional (pre-tax) or Roth (after-tax) contributions. The Company matches 75% of each participant’s contributions up to 10% of the employee’s eligible compensation per payroll period. Additional discretionary contributions may be made to all eligible employees of the Company.

Participants become fully vested in Company matching contributions after five years of continuous service. The vesting percentages are as follows: 0% through one year of service, 20% after one year, 40% after two years, 60% after three years, 80% after four years, and 100% after five years of continuous service. In addition, participants will have a 100% vested interest in their account upon reaching normal retirement age, upon death while still a participant in the Plan, or upon suffering a qualifying disability while still a participant in the Plan.

For the years ended December 31, 2022 and 2021, the non-safe harbor discretionary base contribution was equal to 2% of each participant’s eligible compensation. Participants become fully vested in non-safe harbor discretionary base contributions and any other discretionary profit-sharing contributions after five years of continuous service. The vesting percentages are as follows: 0% through one year of service, 20% after one year, 40% after two years, 60% after three years, 80% after four years, and 100% after five years of continuous service.

The Employers made additional discretionary contributions (Safe Harbor base contributions) to the Plan during the 2022 and 2021 Plan years. For any Plan year in which the Employers elect to make this type of contribution it will be equal to at least 3% of each eligible participant’s compensation and will be 100% vested at all times. Participants will be notified before the beginning of each Plan year that this type of contribution will be made. Eligible employees will receive Safe Harbor base contributions on the first day of the payroll period that coincides with or next follows the date of employment. Participants do not need to be enrolled in the Plan to receive safe harbor and non-safe harbor discretionary base contributions. Any other discretionary Company contributions to the Plan would be at the sole discretion of the Company.

The nonvested balance of terminated participants’ account balances is forfeited, and such forfeitures serve to reduce future Company contributions and pay Plan administrative fees. The Plan used $1,204,184 and $1,021,027 in forfeiture funds to reduce Company contributions in 2022 and 2021, respectively. The Plan did not use any forfeitures to pay Plan administrative fees in 2022 or 2021. The Plan retained $23,959 and $19,943 in forfeitures as of December 31, 2022 and 2021, respectively, which is available for future use.

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and the earnings (losses) of their account, and charged with an allocation of administrative expenses. Allocation of administrative expenses are on a per capita basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Under provisions of the Plan, participants direct the investment of their contributions into one or more of the investment accounts available.

1. Description of the Plan (continued)

Participants may borrow from the Plan in the form of a participant note receivable, which is limited to the amount the participant may borrow without being treated as a taxable distribution. The note receivable and any outstanding balance may not exceed 50% of the participant’s vested account balance, not including discretionary profit-sharing contributions or merged Garmin International, Inc. base contribution balances, or $50,000, whichever is less. The Plan’s Loan Policy establishes the interest rate on Plan loans as the Prime rate plus 0.5%. Principal and interest are paid ratably each pay period through deductions from the participant’s payroll. The vested account balance provides the security for the note receivable, and the participant’s account may not be used as security for a note receivable outside of the Plan. Additionally, notes receivable must be repaid with interest within five years from the inception date unless the note receivable is used to acquire the participant’s principal residence. The note receivable may be repaid before it is due.

Upon termination of employment with the Company, participants have various distribution options for receiving their benefits. If the participant’s balance is greater than $5,000 the participant may choose between a lump sum distribution or to receive payment in installments (monthly, quarterly, semi-annual or annual payments). If the participant’s balance is less than $5,000 a lump sum distribution is required. A lump sum distribution may be made in the form of a rollover IRA or cash. If the participant’s balance is less than $1,000 the lump sum distribution must be in cash.

On March 16, 2021 the Kruger Optical, Inc. 401(k) Profit Sharing Plan and Trust was merged into the Plan and assets were transferred into the Plan.

Although the Company has not expressed any intent to do so, it has the right under the Plan provisions to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their benefits. Additional information about the Plan and its vesting and withdrawal provisions is contained in the Summary Plan Description, Garmin International, Inc. Retirement Plan and the Plan document.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies of the Plan.

Basis of Accounting

The financial statements are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 3 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

2. Summary of Significant Accounting Policies (continued)

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 or 2021. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Expenses not related to investment management and Plan administration are paid by the Company and are not included in the statements of changes in net assets available for benefits. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Certain investment management and administration expenses paid to T. Rowe Price, the trustee and third-party administrator as defined by the Plan, are included as a reduction of the net appreciation (depreciation) in fair value of investments.

3. Fair Value Measurements

FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in inactive markets; inputs other than quoted market prices that are observable for the asset or liability inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	One or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The Plan’s investments are stated at fair value. Following is a description of the valuation methodologies used:

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value per share (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Garmin Ltd. common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Self-directed brokerage accounts: Valued at either closing price reported on the active market on which the individual securities are traded or using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Common/collective trusts: Valued at the NAV of units of a bank collective trust or its equivalent. The NAV, as provided by T. Rowe Price, is used as a practical expedient to estimating fair value. The NAV is based on the fair value of the underlying investments held by the respective trust less its liabilities. This practical expedient is not used when it is determined to be probable that the Plan will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily, with no redemption restrictions or unfunded commitments. Were the Plan to initiate a full redemption of a common/collective trust, the investment advisor generally reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. All of the common/collective trusts held by the Plan file an annual report on Form 5500 as a direct filing entity.

3. Fair Value Measurements (continued)

The methods described above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2022 and 2021:

	Investments at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Mutual funds	$91,538,858	$-	$-	$91,538,858

Self-directed brokerage accounts	49,408,747	101,260	-	49,510,007
Garmin Ltd. common stock	38,941,123	-	-	38,941,123
Total assets in the fair value hierarchy	$179,888,728	$101,260	$-	179,989,988

Common/collective trusts measured at net asset value {a}:				1,223,555,333
Total investments at fair value				$1,403,545,321

	Investments at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Mutual funds	$103,021,327	$-	$-	$103,021,327

Self-directed brokerage accounts	59,715,004	120,909	-	59,835,913
Garmin Ltd. common stock	57,109,283	-	-	57,109,283
Total assets in the fair value hierarchy	$219,845,614	$120,909	$-	219,966,523

Common/collective trusts measured at net asset value {a}:				1,407,990,228
Total investments at fair value				$1,627,956,751

{a}

Certain investments that are measured at fair value using the net asset value per share/unit (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

There have been no changes in the valuation methodologies used at December 31, 2022 or 2021.

4. Income Tax Status

The underlying volume submitter plan has received an opinion letter from the IRS dated August 1, 2017, stating that the form of the volume submitter plan is qualified under Section 401 of the Internal Revenue Code (Code), and therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2015-6 and Announcement 2011-49, Garmin International, Inc. has determined that it is eligible to and has chosen to rely on the current IRS volume submitter plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code. As such, the Plan Administrator believes that the Plan is qualified and the related trust is tax-exempt.

The Plan believes it has maintained its tax status and has not identified any tax positions which are considered to be uncertain. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax period in progress. The Plan files income tax returns in the U.S. federal jurisdiction and is no longer subject to income tax examinations by tax authorities for years before 2019.

5. Related Party Transactions and Party-in-interest Transactions

Certain Plan investments are shares of mutual funds and common/collective trusts managed by T. Rowe Price. Investment management and shareholder servicing fees paid on these funds and all other funds to T. Rowe Price are recorded as a reduction of net appreciation (depreciation) in fair value of investments. The Plan also maintains an administration expense account that is funded by fees paid by participants. At December 31, 2022 and 2021, the Plan had balances available in the amount of $86,825 and $127,926 to pay future administrative expenses. The Plan made direct payments to T. Rowe Price as its third-party administrator of $388,082 and $338,658 for the years ended December 31, 2022 and 2021, respectively. The Company pays directly any other fees related to the Plan’s operations.

Certain Plan investments are shares of Garmin Ltd. common stock. Garmin International, Inc. is the Plan Sponsor; therefore, these transactions are considered related party and party-in-interest transactions. Certain receivables are loans to participants, and therefore these transactions are considered party-in-interest transactions.

The above transactions qualify as allowable party-in-interest transactions.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits as reflected in the financial statements to the Form 5500:

	December 31,
	2022	2021
Net assets available for benefits per the financial statements	$1,420,958,612	$1,644,348,159
Adjustment from contract value to fair value reporting utilized by certain common/collective trusts	(5,888,961)	687,016
Net assets available for benefits per Schedule H of the Form 5500	$1,415,069,651	$1,645,035,175

The following is a reconciliation of net increase (decrease) as reflected in the financial statements to the Form 5500:

	Years Ended December 31,
	2022	2021
Net (decrease) increase per financial statements	$(223,389,547)	$281,974,249
Change in adjustment from contract value to fair value reporting utilized by certain common/collective trusts	(6,575,977)	(1,914,610)
Net (loss) income per Schedule H of the Form 5500	$(229,965,524)	$280,059,639

Supplementary Information

GARMIN INTERNATIONAL, INC. RETIREMENT PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
December 31, 2022
EIN 48-1088407
Plan # 001	Description	Number
	of	of Shares		Current
Identity of Issuer	Investment	or Units	Cost (1)	Value

GARMIN LTD. COMMON STOCK*	Company Stock	421,943		$38,941,123

T. ROWE PRICE GOVERNMENT MONEY FUND*	Mutual Fund	110,995		110,995
MFS INTERNATIONAL VALUE R6 FUND	Mutual Fund	462,599		16,533,296
VNGRD ST INFL-PROT SEC IDX INS	Mutual Fund	340,309		7,976,841
DFA US TARGETED VALUE 1	Mutual Fund	1,325,842		36,314,808
DIAMOND HILL LARGE CAP Y	Mutual Fund	1,053,094		30,602,918
				91,538,858

T ROWE PRICE RET BLEND 2005 C*	Common/Collective Trust	147,180		1,701,406
T ROWE PRICE RET BLEND 2010 C*	Common/Collective Trust	130,697		1,526,543
T ROWE PRICE RET BLEND 2015 C*	Common/Collective Trust	382,091		4,504,856
T ROWE PRICE RET BLEND 2020 C*	Common/Collective Trust	2,740,865		32,671,113
T ROWE PRICE RET BLEND 2025 C*	Common/Collective Trust	3,505,717		42,489,285
T ROWE PRICE RET BLEND 2030 C*	Common/Collective Trust	8,458,196		103,782,066
T ROWE PRICE RET BLEND 2035 C*	Common/Collective Trust	4,610,844		57,451,117
T ROWE PRICE RET BLEND 2040 C*	Common/Collective Trust	17,008,273		214,644,408
T ROWE PRICE RET BLEND 2045 C*	Common/Collective Trust	5,209,922		66,426,511
T ROWE PRICE RET BLEND 2050 C*	Common/Collective Trust	5,468,556		69,724,087
T ROWE PRICE RET BLEND 2055 C*	Common/Collective Trust	5,951,286		75,819,380
T ROWE PRICE RET BLEND 2060 C*	Common/Collective Trust	2,752,799		36,942,567
T ROWE PRICE RET BLEND 2065 C*	Common/Collective Trust	412,488		4,541,489
WELLINGTON CIF 11 GROWTH	Common/Collective Trust	2,762,533		54,615,285
PGIM CORE PLUS BOND	Common/Collective Trust	180,905		30,205,662
INVESCO INTER GROWTH CI	Common/Collective Trust	220,438		23,119,496
STATE ST SMMID CAP IDX CL II	Common/Collective Trust	5,071,649		63,730,342
STATE STREET S&P 500 INDEX	Common/Collective Trust	10,861,244		178,091,814
STATE ST GL ALL CP EQ EX US ID	Common/Collective Trust	1,024,654		11,760,973
STATE STREET US BOND INDEX	Common/Collective Trust	1,078,077		10,837,908
T. ROWE PRICE STABLE VALUE COMMON TRUST FUND*	Common/Collective Trust	81,582,473		81,582,473
WLLIAMBLAIR SM MD CAP FE CIT 1	Common/Collective Trust	1,797,464		57,386,552
				1,223,555,333

SELF-DIRECTED BROKERAGE ACCOUNTS	Brokerage Accounts			57,738,766

PARTICPANT NOTES RECIEVABLE, INTEREST RATES FROM 3.75% TO 8.75%, MATURITIES THROUGH JUNE 6, 2052*	Participant Notes Receivable			9,184,532
				$1,420,958,612

(1)	Cost information was omitted for Plan assets which are participant directed.
*	Indicates party in interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GARMIN INTERNATIONAL, INC. RETIREMENT PLAN

Date: June 27, 2023	By:	/s/ Renae McDonald
Renae McDonald
Plan Administrator